Exhibit 2.1
AMENDMENT TO BUSINESS COMBINATION AGREEMENT
THIS AMENDMENT TO BUSINESS COMBINATION AGREEMENT (this “Amendment”) is made as of     March 14, 2022 (the “Amendment Date”) by and among (a) The Sinclair Companies, a corporation organized under the Laws of the State of Wyoming (“Sinclair HoldCo”) and the sole member of Hippo Holding LLC, a limited liability company organized under the Laws of the State of Delaware (the “Company”), (b) the Company, (c) HollyFrontier Corporation, a corporation organized under the Laws of the State of Delaware (“Parent”), (d) Hippo Parent Corporation, a corporation and wholly owned subsidiary of Parent organized under the Laws of the State of Delaware (“New Parent”), and (e) Hippo Merger Sub, Inc., a corporation and wholly owned Subsidiary of New Parent organized under the Laws of the State of Delaware (“Parent Merger Sub” and, together with Parent and New Parent, the “Parent Parties”). Sinclair HoldCo, the Company, Parent, New Parent, and Parent Merger Sub are each referred to herein individually as a “Party” and collectively as the “Parties.” Capitalized terms used herein and not otherwise defined shall have the meanings ascribed to them in the BCA (as defined below).
WHEREAS, the Parties entered into that certain Business Combination Agreement on August 2, 2021 (the “BCA”);
WHEREAS, pursuant to Section 10.2 of the BCA, the BCA may be amended or its provisions waived if, and only if, such amendment or waiver is in writing and, in the case of an amendment, signed by the Parties; and
WHEREAS, the Parties wish to amend the BCA as set forth in this Amendment.
NOW, THEREFORE, intending to be legally bound and in consideration of the mutual provisions set forth in this Amendment, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties hereby agree as follows:
ARTICLE 1
AMENDMENTS TO THE BUSINESS COMBINATION AGREEMENT
Section 1.1Amendment to the Definitions on Annex A
(a)The definition of Indebtedness is hereby amended to add the following sentence to the end of the definition: “For the avoidance of doubt, notwithstanding anything to the contrary in the foregoing, Indebtedness shall include the items set forth on Schedule 1.1(h) under the heading “Included” and shall exclude the items set forth on Schedule 1.1(h) under the heading “Excluded.””
(b)The following definitions are hereby amended and restated in their entirety to read as follows:
““Adjustment Time” means 12:00:01 a.m. on the Closing Date.”
““Applicable RINs Amount” means, with respect to each type of RIN, the amount of such RINs owned by the applicable members of the Company Group as of the Adjustment Time. For the avoidance of doubt, any RINs (1) tied to renewable diesel produced and loaded into railcars by a member of the Company Group prior to the Closing Date, or (2) tied to biofuel paid for and later blended into non-biofuel transportation fuel and resold by a member of the Company Group prior to the Closing Date shall be included in the Applicable RINs Amount. Any RINs tied to biofuel paid for by a member of the Company Group, but not blended into

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non-biofuel transportation fuel and resold by a member of the Company Group prior to the Closing Date, shall not be included in the Applicable RINs Amount.”
““Applicable RINs Obligation” means, with respect to each type of RIN (i.e., D3, D4, D5, and D6), the collective renewable volume obligation of the applicable members of the Company Group for such type of RIN for the portion of the year in which Closing occurs, calculated using the renewable volume obligation percentages set forth on Schedule 1.1(i).”
(c)The following definitions are hereby added to Annex A of the BCA in the alphabetical order in which they would appear as if they were originally included therein:
““EPA” means the United States Environmental Protection Agency.”
““Escrow Agent” means America Stock Transfer & Trust Company, LLC, in its capacity as escrow agent under the Escrow Agreement.”
““Escrow Agreement” means the Escrow Agreement, dated as of the Closing Date, by and among Sinclair HoldCo, New Parent and America Stock Transfer & Trust Company, LLC, as escrow agent.”
““Escrowed Equity” means, 2,570,000 shares of the Sinclair Stock Consideration (the “Escrowed Shares”) and 5,290,000 units of the Sinclair Partnership Interest Consideration issuable pursuant to the Midstream Contribution Agreement (the “Escrowed Units”).”
““Escrowed Shares” has the meaning ascribed to such term in the definition of Escrowed Equity.”
““Escrowed Units” has the meaning ascribed to such term in the definition of Escrowed Equity.”
““OIL” has the meaning ascribed to such term in Section 6.25.”
““OIL Assignment” has the meaning ascribed to such term in Section 6.25.”
“Partial Release Shares” has the meaning ascribed to such term in Section 6.22(a)(vi).”
““RINs Delivery Date” has the meaning ascribed to such term in Section 6.22(a)(v).”
““Shortfall Payment” has the meaning ascribed to such term in Section 6.22(a)(v).”
““Sinclair Oil” has the meaning ascribed to such term in Section 6.25.”
““Sinclair HoldCo RINs Obligations” has the meaning ascribed to such term in Section 6.22(a)(v).”
““Stub Period Obligations” has the meaning ascribed to such term in Section 6.22(a)(v).”

Section 1.2The following definitions are hereby deleted from Annex A of the BCA in their entirety:
“Existing SRE Litigation”
“RINs Volume Requirement”
“RINs Closing Compliance Period”
Section 1.3Amendment to Section 2.5(e)(i) of the BCA. Section 2.5(e)(i) of the BCA is hereby amended and restated in its entirety to read as follows:
“At Closing, New Parent shall deliver to Sinclair HoldCo the Sinclair Stock Consideration, less the Escrowed Shares, in book-entry form or, if requested by Sinclair HoldCo, certificates of the New Parent Common Stock representing the Sinclair Stock Consideration, less the Escrowed Shares, bearing the Transfer Legend. At Closing, New Parent shall deliver to Escrow Agent the Escrowed Shares, to be held in accordance with the terms and conditions of this Agreement and the Escrow Agreement.”
Section 1.4Amendment to Section 3.1 of the BCA. Section 3.1 of the BCA is hereby amended to delete the following proviso from the first sentence thereof: “; provided, however, that if such second Business Day is not the first Business Day of a calendar month, then the Closing Date shall be the first Business Day of the calendar month following the month in which such second Business Day occurs”.
Section 1.5Amendment to Section 3.2(b)(i) of the BCA. Section 3.2(b)(i) of the BCA is hereby amended and restated in its entirety to read as follows:
“the Sinclair Stock Consideration, less the Escrowed Shares, pursuant to Section 2.5;”
Section 1.6Amendment to Section 3.2(b) of the BCA. A new Section 3.2(b)(vii) is hereby added to Section 3.2(b) of the BCA as follows, with subsequent clauses being renumbered as appropriate:
“the Escrow Agreement, duly executed by New Parent; and”
Section 1.7Amendment to Section 3.2(c) of the BCA. A new Section 3.2(c)(vi) is hereby added to Section 3.2(c) of the BCA as follows, with subsequent clauses being renumbered as appropriate:
“the Escrow Agreement, duly executed by Sinclair HoldCo; and”
Section 1.8Amendment to Section 6.3 of the BCA. A new Section 6.3(k) is hereby added to Section 6.3 of the BCA as follows:
“Tax Treatment of Escrowed Shares. Notwithstanding anything to the contrary in this Agreement, the Parties shall treat the Escrowed Shares as received by Sinclair HoldCo on the Closing Date as part of the Section 351 exchange forming part of the Intended Tax Treatment and as property of Sinclair HoldCo for all Tax purposes except to the extent otherwise required by a final “determination” within the meaning of Section 1313(a) of the Code.”

Section 1.9Amendment to Section 6.22 of the BCA. Section 6.22 of the BCA is hereby amended and restated in its entirety to read as follows:
“Section 6.22    Fuels Compliance.
(a)Obligations of Sinclair HoldCo.
(i)Prior to the Closing, Sinclair HoldCo shall cause the members of the Company Group to take all actions needed to comply with and satisfy, all obligations under the Fuel Credit Programs with respect to all periods (or portions thereof) occurring prior to the Closing (“Pre-Closing Fuel Obligations”), including by causing the members of the Company Group to create, maintain and retain records needed for compliance, to calculate applicable renewable volume obligations in accordance with 40 C.F.R. § 80.1407 accurately and completely, to file all reports required to be filed with the EPA and the California Air Resources Board. Following the Closing, Sinclair HoldCo shall provide, and shall cause its Affiliates to provide, any information in the possession of Sinclair HoldCo or its Affiliates that is reasonably requested by New Parent and necessary to file any reports or satisfy any other obligations under the Fuel Credit Programs.
(ii)As between Sinclair HoldCo, on the one hand, and the Parent Parties and Company Group, on the other hand, Sinclair HoldCo hereby agrees (A) to be responsible for any Liability arising out of the failure by any member of the Company Group to take any action that was required by Law to be taken in compliance with the Fuel Credit Programs prior to the Closing and (B) to obtain and deliver to New Parent additional RINs or other applicable credits required to permit the members of the Company Group to demonstrate compliance with the Pre-Closing Fuel Obligations by the applicable compliance dates set by the EPA or the California Air Resources Board for the year to which such obligations apply, regardless of when such obligations are finally determined. The Parent Parties hereby acknowledge that as of the Closing, members of the Company Group own the RINs designated as “owned” on Schedule 6.22(a)(ii) and have retired the RINs designated as “retired” on Schedule 6.22(a)(ii), in each case, with respect to the Pre-Closing Fuel Periods indicated, and that, except as set forth herein, such RINs shall be applied to satisfy Sinclair HoldCo’s Pre-Closing Fuel Obligations, to the maximum extent practicable, consistent with this Section 6.22(a). The 2022-vintage RINs subject to sales contracts (as noted on the Pre-Closing Statement) that have been executed but not settled in cash as of the Closing shall be considered owned by the applicable member of the Company Group as of the Closing. No RINs which are the subject of a purchase contract that has been executed but not settled in cash as of the Closing shall be considered owned by any member of the Company Group, and no payables or receivables with respect to such transactions (including, for this purpose, the sale transactions noted on Schedule 6.22(a)(ii)) shall be considered in the calculation of the Closing Adjustment Amount. Following the Closing, unless consented to by Sinclair HoldCo in writing, New Parent will not permit any member of the Company Group to reverse the retirement of any RINs that were previously retired in satisfaction of the Pre-Closing Fuel Obligations, except that such reversals shall be permitted in connection with any exchange of such RINs for other RINs (without any cost, liability or obligation to Sinclair HoldCo) that will equally or more effectively satisfy Sinclair HoldCo’s responsibility for the Pre-Closing Fuel Obligations. The Parties acknowledge and agree that in some cases the retirement of RINs or the reversal of any retirement of RINs may require the consent or facilitation of the EPA, and any obligation of a Person under this Section 6.22 to retire RINs or reverse any retirement shall be deemed to be an obligation to use commercially reasonably efforts to obtain such consent or facilitation in connection with such retirement or reversal.
(iii)Following the Closing, Sinclair HoldCo may request that New Parent reverse the retirement of certain numbers and types of 2019-vintage RINs previously retired by Subsidiaries of HollyFrontier Corporation and cause such Subsidiaries to exchange with the applicable members of the Company Group (for nominal value, such as $0.01/RIN) such 2019-vintage RINs for 2020-vintage RINs on a like-for-like basis (e.g., one 2019 D3 RIN for one 2020 D3 RIN). Upon such request, New Parent shall use its commercially reasonable efforts to take such actions. If such actions are successful, New Parent shall cause the applicable members of the Company Group to retire such 2019-vintage RINs in satisfaction of the 2019 Pre-Closing Fuel Obligations. To the extent such reversal is not successful, at the request of Sinclair HoldCo, New Parent shall cause the applicable members of the Company Group to promptly retire all 2020-vintage RINs that were held in anticipation of such exchange.
(iv)The Parent Parties hereby acknowledge that the RINs on Schedule 6.22(a)(ii) relating to 2015 Pre-Closing Fuel Obligations include RINs that are in excess of Sinclair HoldCo’s 2015 Pre-Closing Fuel Obligations. To the extent permitted by the EPA, New Parent and members of the Company Group will, to the extent permitted by the EPA, permit Sinclair HoldCo to use such RINs to satisfy Sinclair HoldCo’s other obligations pursuant to this Section 6.22 in respect of Pre-Closing Fuel Obligations.
(v)In furtherance of Sinclair HoldCo’s obligations under this Section 6.22, within twenty (20) days following the Closing, Sinclair HoldCo shall take all actions necessary to register, or cause an Affiliate of Sinclair HoldCo to register, with the EPA to obtain an EPA-issued company identification number for owning RINs and other applicable credits in accordance therewith. Pursuant to its obligations set forth in Section 6.22(a)(ii), on or before each date that is thirty (30) days prior to any compliance deadline set by EPA with respect to any Pre-Closing Fuel Obligations (each, a “RINs Delivery Date”), Sinclair HoldCo or its Affiliate shall transfer (at no cost) to the applicable member of the Company Group the number of each applicable type of RIN required for such member to demonstrate compliance at such deadline (without regard to any challenges or defenses to such compliance, including with respect to any SRE). Unless consented to by Sinclair HoldCo in writing, the applicable member of the Company Group shall promptly retire all RINs so received from Sinclair HoldCo and upon request provide Sinclair HoldCo reasonable evidence of such retirement. Sinclair HoldCo shall be entitled to instruct New Parent to cause the applicable Company Group member to “roll over” RIN retirement obligations for 2019 or 2020 into a subsequent year to the extent such a rollover is in compliance with Law, and such a permitted rollover may be used to demonstrate compliance, and New Parent shall not otherwise permit any member of the Company Group to so “roll over” 2019 or 2020 without the consent in writing of Sinclair HoldCo unless such roll over is necessary to satisfy a compliance deadline for which Sinclair HoldCo has not provided sufficient RINs and under circumstances where RINs were not available on commercially reasonable terms. If Sinclair HoldCo or its Affiliate does not deliver all required RINs by the applicable RINs Delivery Date, then, within five (5) days following the delivery of an invoice therefor, Sinclair HoldCo shall pay to the applicable member of the Company Group the amount of all out-of-pocket costs and expenses incurred by such member to comply with the applicable Pre-Closing Fuel Obligations prior to such deadline, including the price of any RINs purchased by such member (a “Shortfall Payment”). For the avoidance of doubt, Sinclair HoldCo’s obligations with respect to the Pre-Closing Fuel Obligations shall include the partial period from January 1, 2022 to the Closing Date (the “Stub Period Obligations”) in addition to all periods ending prior to January 1, 2022; provided, however, that following the final determination of the Final Closing RINs Adjustment, the Pre-Closing Fuel Obligations with respect to the Stub Period Obligations shall be deemed to have been fully satisfied and neither Sinclair HoldCo and its Affiliates nor New Parent and its Affiliates (including the members of the Company Group) shall have any further obligation, or be entitled to any future benefit, with respect to the Stub Period Obligations under this Section 6.22 or otherwise. The obligations of Sinclair HoldCo set forth in this Section 6.22(a) shall be referred to as the “Sinclair HoldCo RINs Obligations.”
(vi)The Escrowed Equity shall be held in escrow in accordance with the terms of this Agreement and the Escrow Agreement to secure Sinclair HoldCo’s performance of the

Sinclair HoldCo RINs Obligations. To the extent New Parent becomes entitled to indemnification by Sinclair HoldCo pursuant to Section 9.2(b)(ii) for Damages as a result of Sinclair HoldCo’s breach of any Sinclair HoldCo RINs Obligation (including with respect to the failure to make any Shortfall Payments), each of Sinclair HoldCo and New Parent shall, within five (5) Business Days after New Parent’s entitlement to such indemnification has been determined, issue a Joint Written Direction (as defined in the Escrow Agreement) to the Escrow Agent for the release to New Parent of Escrowed Equity having a value (as determined by using the volume weighted average trade price per share of the applicable Escrowed Equity on the New York Stock Exchange (calculated to the nearest one-hundredth of a cent) as reported by Bloomberg L.P., or any successor thereto, through its “Volume Weighted Average Price” function for the five (5) trading days prior to such date) equal to the amount of such Damages. New Parent agrees that any such indemnification to be satisfied with Escrowed Equity shall be satisfied first from the Escrowed Shares, and, following the release of all Escrowed Shares, from the Escrowed Units. Following the final establishment by the EPA of all Applicable RINs Obligations for all types of RINs for calendar year 2020, within five (5) Business Days following the retirement of at least 50% of the Applicable RINs Obligation for 2020 for each type of RIN (which for these purposes shall not include rolling over any retirement obligations into a later year), Sinclair HoldCo may request that the number of Escrowed Shares, if any, that exceed 1,285,000 shares (such excess shares, the “Partial Release Shares”) shall be released to Safari HoldCo, and upon such request each of Sinclair HoldCo and New Parent shall issue a Joint Written Direction (as defined in the Escrow Agreement) to the Escrow Agent for the release to Sinclair HoldCo of the Partial Release Shares to the extent they are not then the subject of a pending claim in accordance with this Agreement. Within five (5) Business Days following the later to occur of (A) the satisfaction of all Sinclair HoldCo RINs Obligations with respect to calendar year 2020, and (B) the successful retirement of all RINs required to fully satisfy the Pre-Closing Fuel Obligations with respect to calendar year 2020 (which in either case shall not include rolling over any retirement obligations into a later year), each of Sinclair HoldCo and New Parent shall issue a Joint Written Direction (as defined in the Escrow Agreement) to the Escrow Agent for the release to Sinclair HoldCo of all Escrowed Shares that are not then the subject of a pending claim in accordance with this Agreement. Within five (5) Business Days following the later to occur of (A) the satisfaction of all Sinclair HoldCo RINs Obligations with respect to calendar year 2021 (which in either case shall not include rolling over any retirement obligations into a later year), each of Sinclair HoldCo and New Parent shall issue a Joint Written Direction (as defined in the Escrow Agreement) to the Escrow Agent for the release to Sinclair HoldCo of all Escrowed Units that are not then the subject of a pending claim in accordance with this Agreement.
(vii)Following the Closing, at Sinclair HoldCo’s request, New Parent shall reasonably cooperate with Sinclair HoldCo to allow Sinclair HoldCo to replace the Escrowed Equity in the Escrow Account with cash (with the amount of cash to be contributed in place of any Escrowed Share or Escrowed Unit to be determined based on the value of such share or unit on the Closing Date). Following such replacement, (A) all such shares or units so replaced shall be released to Sinclair HoldCo, and (B) the Parties shall make reasonable adjustments to Section 6.22(a)(vi) to release such cash in a substantially similar manner to the release of the Escrowed Equity. Each of Sinclair HoldCo and New Parent shall use commercially reasonable efforts to make any customary and necessary amendments to the Escrow Agreement as a result of the replacement of the Escrowed Equity with cash.
(b)Sinclair HoldCo will retain both the benefits and burdens, including any costs and expenses and any exempted or refunded RINs, related to the Company Group’s prior or pending small refinery exemption (“SRE”) petitions and any other SRE petitions related to a year prior to the year in which the Closing occurs. Following the Closing, the Parties shall reasonably cooperate and take such actions as are reasonably necessary to pursue SRE petitions for any period prior to the Closing or litigation over such petitions in accordance with the terms of this

Section 6.22, including New Parent reasonably cooperating with Sinclair HoldCo (A) to facilitate Sinclair HoldCo’s prompt receipt and/or liquidation of any refunded RINs as a result of any SRE petitions and (B) the filing by Sinclair HoldCo, New Parent or a member of the Company Group of other SRE petitions or litigation over such petitions for any period prior to the Closing. Sinclair HoldCo will not be responsible for, or benefit from, any litigation filed by the Company Group following the Closing to the extent such litigation relates to the period following the Closing.
(c)To the extent that both Parties wish to seek an SRE for the year in which the Closing occurs, the Parties agree to cooperate and take such actions as are reasonably necessary to pursue such an SRE and any litigation regarding such SRE that may subsequently arise, including New Parent reasonably cooperating with Sinclair HoldCo to facilitate Sinclair HoldCo’s prompt receipt and/or liquidation of any refunded RINs as a result of any SRE petition or related litigation for the year in which the Closing occurs. The benefits and costs of seeking such SRE and any costs of potential subsequent litigation related to such SRE shall be shared by New Parent and Sinclair HoldCo on a pro rata basis relative to the amount of applicable fuel produced by the Company Group during the applicable period prior to Closing. In the event that one Party elects not to participate in seeking such SRE or any subsequent litigation related to it, the other Party will cover all costs associated with, and receive all associated benefits from, the SRE.
(d)To the extent that following the Closing any member of the Company Group is entitled to, or receives a refund or credit, in respect of the Pre-Closing Fuel Obligations (because of prior overcompliance with applicable requirements, a change to previously established Pre-Closing Fuel Obligations, any EPA waiver or for any other reason), New Parent shall notify Sinclair HoldCo of such refund, credit or other benefit, and at Sinclair HoldCo’s election, cause such member to return RINs or other credits to Sinclair HoldCo or its designee or, to the extent reasonably practicable, promptly liquidate such refund or other credit or benefit and pay the proceeds to Sinclair HoldCo or otherwise deliver such benefit to Sinclair HoldCo.
(e)To the extent that following the Closing credits under any Fuel Credit Program generated or used prior to Closing by any member of the Company Group are invalidated by the EPA or California Air Resources Board or the EPA or California Air Resources Board requires that more credits are required to achieve compliance with the Pre-Closing Fuel Obligations (because of prior undercompliance with applicable requirements, a change to previously established Pre-Closing Fuel Obligations, or for any other reason), Sinclair HoldCo shall replace such credits with valid credits, provide the required credits, or reimburse New Parent for the reasonable costs incurred by the Company Group in purchasing replacement credits, including the price of any replacement credits purchased. New Parent will take commercially reasonable efforts to minimize the amount that Sinclair HoldCo would be required to reimburse New Parent for any such replacement credits.”
Section 1.10Amendment to Article VI of the BCA. A new Section 6.25 is hereby added to Article VI of the BCA as follows:
“Section 6.25    Oil Insurance Limited. The Parties acknowledge that Parent and Sinclair HoldCo are each shareholders and policyholders of Oil Insurance Limited, a mutual insurance company (“OIL”) and, by virtue of being members of OIL, each of Parent and Sinclair HoldCo are, among other things, entitled to certain dividend and distribution rights. Prior to the Closing, Sinclair HoldCo shall assign its share of OIL (the “OIL Assignment”) to Sinclair Oil Corporation (“Sinclair Oil”). Sinclair HoldCo acknowledges and agrees that following the OIL Assignment, it shall (i) not have any rights to or interests in any dividend or distribution paid by OIL to its members, (ii) not have any rights to or interest in any premium payments paid by Sinclair HoldCo to OIL for such membership during the 2022 calendar year, and (iii) no longer have insurance coverage provided by OIL covering any assets of the Retained Business or the Retained Liabilities, as the case may be. Sinclair HoldCo and Parent acknowledge and agree that New Parent shall be solely responsible for the satisfaction of any theoretical withdrawal premium that may become payable to OIL following the OIL Assignment.
Section 1.11Amendment to Section 9.1 of the BCA. Section 9.1 of the BCA is hereby amended to add the following proviso to the end of clause (i) of Section 9.1: “; provided, however, that all covenants and agreements set forth in Section 6.22 shall survive until all Pre-Closing Fuel Obligations have been satisfied in full”.
Section 1.12Amendment to Section 10.1 of the BCA. The mailing address for notices to Vinson & Elkins L.L.P. set forth in Section 10.1 of the BCA is hereby amended to read as follows:
Vinson & Elkins L.L.P.
845 Texas Avenue, Suite 4700
Houston, Texas 77002.
Section 1.13Amendment to Schedule 1.1(c) of the BCA. Schedule 1.1(c) of the BCA is hereby amended by deleting items 3. and 4. therefrom.
Section 1.14Amendment to the Schedules to the Agreement.
(a)A new Schedule 1.1(h), which shall have the content set forth on Annex A hereto, is hereby added to the Agreement.
(b)A new Schedule 1.1(i), which shall have the content set forth on Annex B hereto, is hereby added to the Agreement.
(c)A new Schedule 6.22(a)(ii), which shall have the content set forth on Annex C hereto, is hereby added to the Agreement.
ARTICLE 2
MISCELLANEOUS
Section 2.1No Other Amendment. Except to the extent that any provisions of or any Schedules or Exhibits to the BCA are expressly amended by Article 1 of this Amendment, all terms and conditions of the BCA and all other documents, instruments and agreements executed thereunder, shall remain in full force and effect pursuant to the terms thereof. In the event of any inconsistency or contradiction between the terms of this Amendment and the BCA, the provisions of this Amendment shall prevail and control.
Section 2.2Reference to the BCA. On and after the date hereof, each reference in the BCA to “this Agreement,” “hereof,” “herein,” “herewith,” “hereunder” and words of similar import shall, unless otherwise stated, be construed to refer to the BCA as amended by this Amendment. No reference to this Amendment need be made in any instrument or document at any time referring to the BCA and a reference to the BCA in any such instrument or document shall be deemed to be a reference to the BCA as amended by this Amendment.

Section 2.3General Provisions. Except as set forth in Article 1 of this Amendment, the provisions of Section 1.2 (Interpretation and Construction) and Article X (Miscellaneous) of the BCA apply equally to this Amendment and are hereby deemed incorporated by reference, mutatis mutandis, as though set forth directly in this Amendment.

[Signature Page Follows]

IN WITNESS WHEREOF, the Parties have duly executed this Amendment to be effective as of the Amendment Date.

PARENT

HOLLYFRONTIER CORPORATION

By:	/s/ Michael C. Jennings
Name:	Michael C. Jennings
Title:	Chief Executive Officer and President

NEW PARENT

HIPPO PARENT CORPORATION

By:	/s/ Michael C. Jennings
Name:	Michael C. Jennings
Title:	Chief Executive Officer and President

PARENT MERGER SUB

HIPPO MERGER SUB, INC

By:	/s/ Michael C. Jennings
Name:	Michael C. Jennings
Title:	Chief Executive Officer and President

SINCLAIR HOLDCO

THE SINCLAIR COMPANIES

By:	/s/ Stephen E. Holding
Name:	Stephen E. Holding
Title:	President

COMPANY

HIPPO HOLDING LLC

By:	/s/ Ross B. Matthews
Name:	Ross B. Matthews
Title:	President

Annex A
Schedule 1.1(h)
Included and Excluded Indebtedness
Omitted pursuant to Item 601(a)(5) of Regulation S-K.

Annex B
Schedule 1.1(i)
RVO Percentages
Omitted pursuant to Item 601(a)(5) of Regulation S-K.

Annex C
Schedule 6.22(a)(ii)
Owned and Retired RINs
Omitted pursuant to Item 601(a)(5) of Regulation S-K.